UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2023

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

CI&T Annual General Meeting

May 26, 2023 - CI&T (NYSE: CINT), a global digital specialist, announces that the Annual General Meeting of the Company (the "AGM") was held today. At the General Meeting, the resolutions which were described in the Notice of Annual General Meeting of the Company dated April 18, 2023 were duly passed:  (i) the approval and ratification of the Company’s financial statements and the auditor's report for the fiscal year ended December 31, 2022.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

IR Website: https://investors.ciandt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer